SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

OPEN COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that received on May 21, 2018, from CVM, the Official Letter No. 210/2018/CVM/SEP/GEA-1, requesting clarifications regarding news published in the newspaper "O Estado de São Paulo", section Business, under the heading "Election in the board may put in risk the privatization of Eletrobras", which includes the information transcribed at the end of this annoucement.

In relation to the above mentioned Official Letter, we clarify that:

1- The Eletrobras Eligibility Committee has opined by the eligibility of Mr. Manoel Arlindo Zaroni Torres, considering exclusively the view of the legal requirements for investiture and provided that the Shareholders' General Meeting observes the waiver referred to in article 147, paragraph 3, item I of Law 6,404/76.

2- At the Annual General Meeting held on April 27, 2018, Eletrobras shareholders consigned the waiver of compliance with the provisions of said article.

3- We have not identified any obstacle to the eventual privatization process of Eletrobras due to the election of Mr. Manoel Arlindo Zaroni Torres. Accordingly, it will be the responsibility of the director, if there is a conflict of interests, to regulate his behavior in view of the legal duties, as provided in articles 155 and 156 of the Corporation Law.

Rio de Janeiro, May 22, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUCEMENT

Official Letter No. 210/2018/CVM/SEP/GEA-1

Rio de Janeiro, May 21, 2018

“Subject: Request for clarification on news.

Dear Sir,

1. We refer to the news published on May 21, 2011, in the newspaper "O Estado de S. Paulo", Business section, under the heading, "Election in the board may put in risk the privatization of Eletrobras", which includes the following statements:

"The election of the deputy chairman of the Engie Energia's Board of Directors, Manoel Zaroni, to Eletrobrás' Board of Directors at the company's last general meeting could disrupt the company's privatization process, experts have avaliated and considered this decision non-compliance with the Brazilian Corporate Law.

Zaroni's presence in the Council may, for example, trigger actions by other companies that feel deferred in the negotiations of assets to be put up for sale by the state-owned company.

With an installed capacity of 11 thousand megawatts, Engie is the largest private power generator in the country and has already declared interest in Eletrobrás assets.

The state-owned company's Ordinary General Meeting dismissed Zaroni from complying with the article of the Corporation Law that deals with conflict of interest in the election of a member of the Board. The BNDES, one of the state-owned company's shareholders, declined to speak on the exemption.

Already the councilor-elect said that he sees no impediment in assuming the position, since he intends to abstain when it comes to the sale of assets or the privatization of the company. The commitment, according to him, is personal and was not signed in a document. "I do not see a problem as long as I act ethically and obey the rules of governance. There are a lot of people who work on one, two, three boards. "

In the minutes of the meeting, Zaroni's appointment is registered as being from the Ministry of Mines and Energy (MME), which denied the recommendation in a note sent to Estadão/Broadcast. According to the MME, Zaroni was chosen by Eletrobrás. The state-owned company claims that the appointment was from the ministry.

"It's all wrong," said André de Almeida, a lawyer specializing in corporate law. "To start the counselor can not be indicated by the company itself, it must be by the shareholder. And you can not have an advisor who is also an advisor to a competing company, has access to privileged information, turns out to be a coming and going of informations, "he said.

According to Eletrobrás, Zaroni "occupies the statutory position on the Board of Directors of Eletrobrás, whose appointment is incumbent on the majority shareholder. The appointment of the executive, who has undisputed experience in the Brazilian electric sector, was submitted to all the criteria established by the state-owned companies Law and its regulations, which includes meeting the requirements of independence, "said the state-owned company.

MARKET ANNOUCEMENT

For the corporate governance consultant Renato Chaves, the attitude of Eletrobrás "is not common." He takes for granted the complaint of investors to the Brazilian Securities and Exchange Commission (CVM). "The Council is a body that will give its opinion throughout the privatization process. Even if there was no privatization process, it is not correct. "

The BNDES said that its investment arm, BNDESPar, abstained because the election of Zaroni was not on the agenda of the meeting. He further stated that the text of the "curriculum information form sent by Eletrobrás stated that the company was not aware of the participation of Mr. Manoel A. Zaroni Torres in other publicly-held companies."

The bank stressed that "it would be necessary to analyze the potential situations of conflict between Engie and Eletrobrás to know whether or not they would agree."

Evaluation "The Council will give its opinion on the entire privatization process. Even if there was no privatization process, it is not correct. ""

2. In this regard, we requested a statement from the company regarding the news, especially regarding a possible conflict of interest between the director and the privatization process of Eletrobras, as well as comment on other information considered important on the subject.

3. Such manifestation should occur through the system Empresas.NET, category: Comunicado ao Mercado, type: Esclarecimentos sobre questionamentos da CVM/B3, subject: Notícia Divulgada na Mídia, which should include the transcription of this letter.

4. We hereby warn that, according to the Superintendence of Corporate Relations, in the use of its legal attributions, and based on item II of article 9, Law 6,385/76 and CVM Instruction 452/07, a fine of BRL 1,000.00 (one thousand reais) may be applied, without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this letter, sent exclusively by e-mail, until 05.22.2018, notwithstanding the provisions of sole paragraph of art. 6 of CVM Instruction 358/02.

Regards,”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.